

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Donald A. Miller
President, Principal Executive Officer and Director
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re:** **Piedmont Office Realty Trust, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 28, 2010**
> **File No. 001-34626**

Dear Mr. Miller:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009, filed April 28, 2010

Part III, page III-1

Item 10. Directors, Executive Officers, and Corporate Governance, page III-1

1.   We note, in response to comments 5 and 7, you state that Mr. Bowers also serves as your Chief Administrative Officer, Chief Technology Officer and Corporate Secretary. Please expand your disclosure regarding his experience to reflect these roles and disclose when he began serving in each of these capacities or explain to us why you believe this disclosure is not required. Please refer to Item 401(b) of Regulation S-K.

<u>Item 11. Executive Compensation, page III-6</u>

2. Your responses to comments 5 and 7 of our letter dated June 24, 2010 indicate that you will provide additional disclosure in your proxy statement for the 2011 annual meeting. We note, however, that you have not yet filed your definitive proxy statement for the 2010 annual meeting. Please confirm that you will provide revised disclosure that is responsive to our comments in your proxy statement for the 2010 annual meeting. In addition, please amend your Form 10-K to ensure that the Part III disclosure is consistent with the revised disclosure in your proxy statement.

3. Your response to comment 5 of our letter indicates that, with one exception, target compensation amounts for your NEOs were either above or below the median of your peer group. In addition, your response to comment 7 indicates that actual amounts ranged from 9th to 46th percentile of the respective positional peer group match. In light of these amounts, please explain why the disclosure on page III-8 states that your objective is to target total direct compensation to the median of the peer group, or omit this statement from your disclosure.

4. We note your response to comment 7 and the table showing the percentile of actual total direct compensation compared to the respective positional match of the peer group. Please revise your disclosure to include a similar table in your proxy statement. In addition, considering that the percentiles range from 9th to 46th, please remove the disclosure stating that your average across the peer group was at the 21st percentile on an absolute basis and the 20th percentile when measured as a percentage of total capitalization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Gorman, Attorney Advisor, at (202) 551-3585 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief